55 E. 52nd Street New York, NY 10055 Tel 212.810.5300 www.blackrock.com

August 16, 2012

VIA HAND AND EDGAR

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	BlackRock, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-33099

Dear Ms. Hayes:

Set forth below is the Company’s response to the comments of the Staff of the Commission on our above-referenced filings set forth in your letter of July 26, 2012. For the convenience of the Staff, we have restated the comments in italics. The reference to the page numbers in our response corresponds to the page numbers in our Form 10-K, Form 10-Q or Proxy Statement.

Form 10-K for the year ended December 31, 2011

Item 1A. Risk Factors

Risks Related to Relationships with Bank of America/Merrill Lynch, PNC, Barclays….page 30

1.
In response to prior comment three, you indicate that the actions you may not undertake without prior approval of Merrill Lynch and PNC are "limited." However, it appears that the stockholder agreements require the approval of Merrill Lynch and/or PNC before you may take certain significant corporate actions. Therefore we reissue prior comment three with respect to the Merrill Lynch and PNC stockholder agreements. In that regard, we note that the second half of the caption to the fourth risk factor in this section (…certain actions will require special board approval or the prior approval of PNC…) contemplates a discussion of these matters, but no discussion is included in the risk factor.

In response to your comment, we propose to include the following enhanced risk factor in our next Form 10-Q:

PNC has agreed to vote as a stockholder in accordance with the recommendation of BlackRock’s Board of Directors, and certain actions will require special board approval or the prior approval of PNC or Merrill Lynch.

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As discussed in our proxy statement, PNC has agreed to vote all of its voting shares in accordance with the recommendation of BlackRock’s Board of Directors in accordance with the provisions of its stockholder agreement with BlackRock. As a consequence, if the shares held by PNC constitute a substantial portion of the outstanding voting shares, matters submitted to a stockholder vote that require a majority or a plurality of votes for approval, including elections of directors, will have a substantial number of shares voted in accordance with the determinations of the BlackRock Board of Directors. This arrangement has the effect of concentrating a significant block of voting control over BlackRock in its Board of Directors, whether or not stockholders agree with any particular determination of the Board. At June 30, 2012, PNC owned approximately 21% of BlackRock’s voting common stock.

As discussed in our proxy statement, pursuant to our stockholder agreement with PNC, the following may not be done without prior approval of all of the independent directors, or at least two-thirds of the directors, then in office:

•	appointment of a new Chief Executive Officer of BlackRock;

•
any merger, issuance of shares or similar transaction in which beneficial ownership of a majority of the total voting power of BlackRock capital stock would be held by persons different than those currently holding such majority of the total voting power, or any sale of all or substantially all assets of BlackRock;

•
any acquisition of any person or business which has a consolidated net income after taxes for its preceding fiscal year that equals or exceeds 20% of BlackRock’s consolidated net income after taxes for its preceding fiscal year if such acquisition involves the current or potential issuance of BlackRock capital stock constituting more than 10% of the total voting power of BlackRock capital stock issued and outstanding immediately after completion of such acquisition;

•
any acquisition of any person or business constituting a line of business that is materially different from the lines of business BlackRock and its controlled affiliates are engaged in at that time if such acquisition involves consideration in excess of 10% of the total assets of BlackRock on a consolidated basis;

•
except for repurchases otherwise permitted under their respective stockholder agreements, any repurchase by BlackRock or any subsidiary of shares of BlackRock capital stock such that after giving effect to such repurchase BlackRock and its subsidiaries shall have repurchased more than 10% of the total voting power of BlackRock capital stock within the 12-month period ending on the date of such repurchase;

•	any amendment to BlackRock’s certificate of incorporation or bylaws;

•	any matter requiring stockholder approval pursuant to the rules of the NYSE; or

•	any amendment, modification or waiver of any restriction or prohibition on Merrill Lynch or its affiliates provided for under its stockholder agreements.

Additionally, BlackRock may not enter into any of the following transactions without the prior approval of PNC:

•	any sale of any subsidiary of BlackRock, the annualized revenues of which, together with the annualized revenues of any other subsidiaries disposed of within the same year, are more than

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20% of the annualized revenues of BlackRock for the preceding fiscal year on a consolidated basis;

•	for so long as BlackRock is a subsidiary of PNC for purposes of the Bank Holding Company Act of 1956, entering into any business or activity that is prohibited for any such subsidiary under such Act;

•
any amendment of any provision of a stockholder agreement between BlackRock and any stockholder beneficially owning greater than 20% of BlackRock capital stock that would be viewed by a reasonable person as being adverse to PNC or materially more favorable to the rights of any stockholder beneficially owning greater than 20% of BlackRock capital stock than to PNC;

As discussed in our proxy statement, under BlackRock's agreement with Merrill Lynch, which terminates on July 31, 2013, BlackRock may not enter into any of the following transactions without the prior approval of Merrill Lynch:

•
any amendment, modification or waiver of any provision of a stockholder agreement between BlackRock and PNC or any stockholder beneficially owning greater than 20% of BlackRock capital stock that would be viewed by a reasonable person as being adverse to Merrill Lynch or materially more favorable to the rights of PNC or other stockholder beneficially owning greater than 20% of BlackRock capital stock than to Merrill Lynch;

•
any amendment, modification, repeal or waiver of BlackRock’s certificate of incorporation or bylaws that would be viewed by a reasonable person as being adverse to the rights of Merrill Lynch or more favorable to the rights of PNC or other stockholder beneficially owning greater than 20% of BlackRock capital stock, or any settlement or consent in a regulatory enforcement matter that would be reasonably likely to cause Merrill Lynch or any of its affiliates to suffer regulatory disqualification, suspension of registration or license or other material adverse regulatory consequences;

•
any acquisition which would be reasonably likely to require Merrill Lynch to register with the Board of Governors of the Federal Reserve System as a bank holding company or become subject to regulation under the Bank Holding Company Act of 1956, the Change of Bank Control Act of 1978 or Section 10 of the Homeowners Loan Act of 1934; or

•	a voluntary bankruptcy or similar filing by BlackRock.

Currently, Merrill Lynch and its affiliates own a de minimis number of shares of our capital stock.

Legal Regulatory Risks, page 31

2.
We note that the revised risk factor disclosure that you have presented in your response to prior comment four omits a substantive discussion as to how the provisions that you cite present material risks to you. Please revise to address how:

•	the Volcker Rule could adversely impact the manner in which you invest and operate your investment funds;

55 E. 52nd Street New York, NY 10055 Tel 212.810.5300 www.blackrock.com

•	money market fund regulations "could significantly alter money market fund products" (e.g., changes to net asset value and liquidity requirements); and

•	swaps and derivatives regulations promulgated under Dodd-Frank, including additional reporting requirements, could impact your business.

In response to your comment, we have included the following enhanced risk factor in our 10-Q for the period ended June 30, 2012.

BlackRock may be adversely impacted by legal and regulatory changes in the United States and internationally.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “DFA”) was signed into law. The DFA is expansive in scope and requires the adoption of extensive regulations and numerous regulatory decisions in order to be implemented. The adoption of these regulations and decisions will in large measure determine the impact of the DFA on BlackRock. BlackRock is continuing to review the impact of the legislation and related rule-making will have on its business, financial condition and results of operations.

The business impact of the DFA and its regulations, and other new laws or regulations, including those affecting money market funds, or changes in enforcement of existing laws or regulations in the United States or internationally, could adversely impact the scope or profitability of BlackRock’s business activities, could require BlackRock to change certain business practices and could expose BlackRock to additional costs (including compliance and tax costs).

The DFA charges the Board of Governors of the Federal Reserve System (“Federal Reserve”) with establishing enhanced regulatory requirements for non-bank financial institutions designated as “systemically important” by the Financial Stability Oversight Council (“FSOC”). Among the potential impacts of the DFA, if BlackRock were designated a systemically important financial institution, it could be subject to these enhanced prudential, supervisory and other requirements, which, individually or in the aggregate, could adversely impact BlackRock’s business and operations.

Provisions of the DFA referred to as the “Volcker Rule” place limitations on the ability of banks to engage in proprietary trading and to invest in and transact with certain investment funds, including hedge funds, private equity funds and funds of those funds (collectively “covered funds”). It is expected that the Volcker Rule will apply to BlackRock by virtue of BlackRock’s relationship to PNC, and BlackRock could become subject to similar limitations if it is designated a systemically important non-bank financial institution. The Volcker Rule becomes fully effective in July 2014; however, final implementing regulations have not yet been issued. To the extent the Volcker Rule applies to BlackRock, it would limit BlackRock’s ability to make and retain investments in covered funds, require BlackRock to remove its name from the name of its covered funds, and limit investments in covered funds by BlackRock employees, among other restrictions. The scope of the definition of “covered funds” is not yet known, and therefore these restrictions could apply to funds other than those commonly referred to as hedge funds and private equity funds. These limitations and restrictions could disadvantage BlackRock against those competitors that are not subject to the Volcker Rule in the ability to attract clients into BlackRock covered funds and to retain employees.

SEC officials have stated publicly that the agency is considering proposing additional regulations for money market mutual funds that are designed to address certain concerns arising from the financial

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crisis. Such proposals may include floating the net asset value of funds, requiring that a portion of redemptions be held back by the fund for a period of time and the retention of capital or other forms of capital support. If adopted, these proposals, which also have been publicly supported by FSOC, could significantly affect money market fund products and the entire money market fund industry. In light of the uncertainty regarding what changes may be proposed and what might ultimately be adopted in a final rule, we cannot predict what investor appetite will be for money market mutual fund products following the adoption of any such reforms or the impact of such reforms on BlackRock.

The Office of the Comptroller of the Currency (the “OCC”) has proposed amendments to the regulations governing bank-maintained short-term investment funds (“STIFs”). The proposal seeks to amend the investment parameters for STIFs to be more aligned with changes enacted in 2010 by the SEC for money market mutual funds. The proposed amendments would, among other things, require STIFs to maintain a weighted average portfolio life maturity (based on the legal final maturity date of an instrument rather than the next interest reset date) of 120 days or less. This new requirement, if adopted by the OCC as proposed, may require certain STIFs managed by BlackRock to sell certain portfolio securities in order to comply with the new portfolio restrictions, although the timing for the implementation of such requirement is uncertain. We are analyzing the proposed amendments and potential compliance options, but due to the uncertainties we cannot presently estimate the impact that such revised rules, if enacted as proposed, would have on the STIFs we manage or our business.

Further, regulations under the DFA relating to regulation of swaps and derivatives could impact the manner by which BlackRock-advised funds and accounts use and trade swaps and other derivatives, and could significantly increase the costs of derivatives trading conducted by BlackRock on behalf of its clients. BlackRock will also need to build new compliance mechanisms to monitor compliance with SEC and Commodity Futures Trading Commission (“CFTC”) rules concerning, among other things, the identity and registration status of dealer counterparties, the status of clients as so-called “special entities” or major swap participants and use of newly created legal entity identifiers used to report and track all swap transactions. BlackRock, on behalf of its clients, is also preparing for mandated central clearing of swaps and mandated trading venue requirements, and is preparing for the CFTC’s position limit restrictions on certain commodities to be extended to include swap transactions.

In addition, BlackRock has begun reporting certain information about a number of its private funds to the SEC, and will soon begin reporting certain information about a number of its commodity pools to the CFTC, pursuant to new systemic risk reporting requirements adopted by both agencies, which have required, and will continue to require, investments in people and systems to assure timely and accurate reporting.

The SEC, the Internal Revenue Service and the CFTC each continue to review the use of futures and derivatives by mutual funds, which could result in regulations that further limit the use of futures and derivatives by mutual funds. If adopted, these limitations could require BlackRock to change certain mutual fund business practices or to register additional entities with the CFTC, which could result in additional costs and/or restrictions.

Regulatory changes could also lead to business disruptions, could adversely impact the value of assets in which BlackRock has invested on behalf of clients and/or via seed or co-investments, and, to the extent the regulations strictly control the activities of financial services firms, could make it more difficult for BlackRock to conduct certain business activities or distinguish itself from competitors. See Part I,

55 E. 52nd Street New York, NY 10055 Tel 212.810.5300 www.blackrock.com

“Item 1—Business—Regulation” contained in our 2011 Annual Report on Form 10-K for additional information regarding certain laws and regulations that affect BlackRock’s business.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

3.
The supplement you filed as correspondence on June 11, 2012 does not accurately reflect your proposed revisions to the Compensation Discussion and Analysis. Please re-file an accurately marked supplement.

We have further revised our CD&A from 2011 in response to your comments and provided a cumulative redline of the changes we propose to make in future filings attached as an exhibit to this letter. We have also annotated the exhibit to identify the comments in this letter or the prior letter to which each item of enhanced disclosure responds.

Long-Term Incentive Compensation, page 25

4.
Your revised disclosure is unclear as to what "performance conditions" must be met in order for awards to be delivered pursuant to prior long-term incentive award programs and the Challenge Award Program. Are the only performance conditions the 15%, 25% and 35% share price appreciation targets that you mention on page 26? What performance conditions must be met in order for long-term incentive awards other than Challenge Awards to vest? Please refer to prior comment eight and revise to explain.

Challenge Awards were the only long-term incentive awards granted to our named executive officers for 2011. The only performance conditions applicable to long-term incentive awards granted pursuant to the Challenge Award Program are the separate 15%, 25% and 35% share price appreciation targets mentioned on page 26 and the fact that the 15% share price appreciation target must be met on the fourth, fifth or sixth anniversary of January 31 of the year of grant. Other performance-based long-term incentive awards previously granted to our named executive officers have already vested (the last vesting date having occurred in September 2011), and thus our named executive officers do not currently hold any unvested performance-based awards other than the Challenge Awards.

Provided as an exhibit to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

Compensation Determination Process, page 28

5.
We note that annual incentive awards were made pursuant to the Amended and Restated 1999 Annual incentive Performance Plan and that the cash portion of the annual incentive awards is generated from the Corporate Pool. Please address the following:

•	Provide a more detailed explanation of the relationship between the Corporate Pool and the 162(m) Pool.

55 E. 52nd Street New York, NY 10055 Tel 212.810.5300 www.blackrock.com

•	Explain how the 162(m) Pool establishes a ceiling on the annual bonus amounts that the MDCC can award under the Performance Plan.

•
Explain the mechanics of granting and earning awards under the Performance Plan. For example, it appears that the Performance Plan requires the MDCC to specify performance goals that were established for 2011 and indicate whether the goals were met.

•	Provide an analysis of whether the annual cash incentive awards are deductible under Section 162(m) of the Internal Revenue Code.

As noted in the supplement and our prior response, BlackRock maintains a shareholder-approved Amended and Restated 1999 Annual Incentive Performance Plan (the "Performance Plan"), which was most recently re-approved by shareholders in 2010. Consistent with the requirements of Section 162(m) of the Internal Revenue Code, the Performance Plan authorizes the MDCC to choose from a variety of performance metrics.  In the first quarter of each year, the MDCC establishes the method for calculating a Section 162(m) compliant aggregate cap (the "162(m) Cap”1) for annual incentives awarded to certain senior executives, including each of BlackRock's named executive officers, under the Performance Plan.  For the past several years, the 162(m) Cap has been established as a percentage of BlackRock's pre-incentive operating income (adjusted for UK lease exit costs and a restructuring charge incurred during 2011, which are also excluded in BlackRock’s calculation of its reported operating income, as adjusted) for the calendar year. For 2011, this percentage was 15%. Accordingly, the size of the 162(m) Cap was a direct function of the amount of BlackRock's pre-incentive operating income (as adjusted per above). There were no additional goals or metrics required to be met as a condition to awarding annual incentives under the Performance Plan, provided the amount of the annual incentive awards do not exceed the 162(m) Cap.

At the same time, the MDCC approves a specific allocation of the 162(m) Cap to define the maximum amount of annual incentives that can be awarded and paid in cash and stock on a tax-deductible basis to certain specified senior executive officers, including each named executive officer, both as a group and individually. For 2011, the allocation to these senior executive officers was 25%, thereby resulting in a 162(m) Cap for these senior executive officers as a group equal to 3.75% of pre-incentive operating income (as adjusted per above). The individual allocations represent the maximum amount that can be paid to each such senior executive officer while maintaining tax-deductibility and are not reflective of the amount of the annual incentives that will actually be awarded. As noted in the supplement and our prior response, in determining the actual amount of the 2011 annual incentive awards for each named executive officer, the MDCC, consistent with its subjective decision making process and consistent with Section 162(m) requirements, exercised its discretion to award less than each named executive officer's maximum allocable portion of the 162(m) Cap.

As noted in the supplement and our prior response, BlackRock maintains a corporate-wide “Total Bonus Pool”2 for all employees. The calculations of the 162(m) Cap and the individual caps for
____________________________
1 To help clarify the language, we have replaced the use of the term “162(m) Pool” used in our June 8, 2012 response with the term “162(m) Cap,” which better reflects the operation of the Performance Plan.

2 To help clarify the language, we have deleted the term “Corporate Pool” used in our June 8, 2012 response letter and have replaced it with the term “Total Bonus Pool” (consistent with the terminology used in the definitive proxy) to refer to total annual incentive compensation, including both cash and equity awards.  We now refer to the cash portion of the annual incentive awards without use of a defined term.

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the specified senior executive officers described above are determined independently from the determination of the Total Bonus Pool. The Total Bonus Pool does not constitute a formal bonus plan; rather, it reflects the total amount of the cash and stock incentive awards awarded to all of our employees, including the named executive officers. The size of the Total Bonus Pool does not serve as a basis for the MDCC's individual compensation decisions for our named executive officers, but does provide a source of “funding,” as further described in response to Item 6 below, for the payment of these awards. In summary, annual cash and stock incentive awards for our named executive officers (1) are awarded solely pursuant to the Performance Plan, subject to the 162(m) Cap and individual caps, and (2) are a subset of the Total Bonus Pool used to pay awards to all employees.

The Company believes that it has met all applicable 162(m) requirements in connection with the award and payment of annual incentives to its named executive officers and that the deductibility of such annual incentives to its named executive officers will not be limited by 162(m).

Provided as an exhibit to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing. We have omitted a number of the details contained in this response relating to the calculation of the 162(m) Cap from the proposed revised CD&A because we do not feel such information would be useful to investors.  We believe the process by which compensation decisions are made by the MDCC is adequately discussed under the headings “Compensation Determination Process,” “Determination of 2011 Compensation” and “Additional Detail on Named Executive Officer Compensation Determination.”

Determination of 2011 Compensation, page 29

6.
We note from your response to prior comment 11 that you refer to the Corporate Pool as simply a funding source from which you pay annual cash incentive awards. However, we also note your statements that you determine the total amount of the Corporate Pool "in large part by considering the projected amount of cash bonuses…." As such, the Corporate Pool is a facet of how a specific form of compensation (i.e., the annual cash bonus) is structured and implemented. Therefore, we reissue prior comment 11, which requested that you describe the factors used to determine and adjust the size of the Corporate Pool. Please ensure that your response addresses each bullet point of prior comment 11.

•
Please clarify how the MDCC uses the factors discussed in the last paragraph on page 28 to ultimately determine the total bonus pool. For example, it currently is unclear how the projected bonus amounts relate to your pre-incentive operating income, how your operating income is adjusted in any given year (i.e., up or down) and how the MDCC considers “other financial measures, including the ratio of [y]our annual compensation and benefits expense to [y]our revenue.”

•
Please also revise your disclosure in this section to clarify whether the MDCC made adjustments to the bonus pool for the reportable year and to disclose any objective factors used by the Committee in making such adjustments. For example, we note from your disclosure on p. 32 that in 2011 “the MDCC exercised its discretion to pay less than the formula results,” but it is unclear why the MDCC chose to exercise its discretion or upon what criteria and factors it based its decision. We note in this regard that the MDCC may adjust the bonus pool accruals “to reflect market conditions, competitive pay levels and the

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Company’s performance.”

•
Additionally, while we note your disclosure on page 30 regarding 2011 bonus amounts actually paid to named executive officers, your existing disclosure omits a discussion of the methodology utilized by the MDCC in allocating a portion of the total bonus pool to your named executive officers. Please revise your disclosure to explain this methodology.

The MDCC regularly reviews the size of the projected Total Bonus Pool during the year and approves the final Total Bonus Pool at year end. The MDCC receives projected financial information throughout the year as well as final year-end information. The financial information that the MDCC receives includes the current year projected income statement and other financial measures compared with prior year results and the current year budget, including the ratio of our annual compensation and benefits expense to our revenue. The MDCC also reviews other metrics of the Company’s performance (e.g., revenue run rate, net inflows of assets under management and investment performance), information regarding market conditions and competitive pay levels.

The MDCC also regularly reviews management’s recommendation as to the percentage of pre-incentive operating income (as adjusted per above) that will be accrued throughout the year for the cash portion of the Total Bonus Pool. The rate at which the cash portion of the Total Bonus Pool is accrued during the year may be modified based on the size of the projected Total Bonus Pool, which itself may be modified following review of all of the information discussed above.  The MDCC does not apply any particular weighting or formula to the information it reviews when determining the size of the Total Bonus Pool or the accruals made for the cash portion of the Total Bonus Pool.

At the end of the year, the MDCC reviews the final full year financial information and other information described above and approves a final Total Bonus Pool. Any adjustments to the accruals for the cash portion of the Total Bonus Pool are made as necessary to reflect the final approved amounts and the equity portion of the Total Bonus Pool is determined by applying firm-wide guidelines that award a greater portion of annual bonus in equity for higher levels of total bonus.

As discussed above in response to Item 5, (1) the calculation of the 162(m) Cap and individual caps is made independently from the determination of the Total Bonus Pool, and (2) consistent with its subjective decision making process, the MDCC exercised its discretion to award less than each named executive officer's maximum allocable portion of the 162(m) Cap.  The factors used to determine the amount of the individual incentive compensation awards for each named executive officer are discussed under the headings “Compensation Determination Process,” “Determination of 2011 Compensation” and “Additional Detail on Named Executive Officer Compensation Determination.”

Provided as an exhibit to this letter is disclosure indicative of how the Company will supplement the disclosure provided in our CD&A in future filings consistent with the foregoing.

* * *

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We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Ann Marie Petach

Ann Marie Petach
Senior Managing Director
and Chief Financial Officer

cc:      Deloitte & Touche LLP

EXHIBIT

[Cumulative Redline to BlackRock, Inc.’s 2011 CD&A

Marked to Show Proposed Going Forward Changes

References to Individual Comments Shown in Annotations]

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis describes our compensation philosophy and the 2011 compensation decisions for the executive officers named in the Summary Compensation Table.

Compensation for the CEO, CFO and next three most highly compensated executive officers for 2011 (collectively, the “named executive officers”) was determined in a manner consistent with the firm’s pay-for-performance approach. BlackRock’s compensation approach is designed to:

~~•~~
•	Determine compensation based on Company and individual performance.

•	Promote appropriate sharing of financial results between shareholders and employees.

•	Align interests of executives with those of shareholders through the use of equity programs that require continued performance by the Company over the long-term.

•	Avoid incentive for excessive risk taking.

•	Provide pay opportunity that incents and retains high-performing employees.

In this context, executive pay decisions for 2011 reflect multiple measures of performance, including the firm’s financial results (see highlights below) and recognize several areas where performance was below internal targets. ~~Pay decisions were based on the absolute and year-over-year changes in measures of performance for the year as well as on assessment of results versus objectives that were approved~~Results are viewed in the aggregate by the Board’s Management Development and Compensation Committee (“MDCC”) ~~at the beginning of 2011.~~ without any specific weighting.  No set formulas are established and no fixed benchmarks are used in determining named executive officer compensation, other than determining Section 162(m) caps discussed below under Tax Implications.

Executive pay decisions for 2011 were primarily influenced by three factors: a weak financial market environment in the second half of the year, focus on delivering results to shareholders through expense management, and strategic investment in staff for future growth in key areas of opportunity. Combined, these three factors produced a lower firm-wide bonus pool (the “Total Bonus Pool”) than 2010 which was used to pay a larger number of employees. As a result, 2011 senior executive pay was significantly lower than 2010.

As noted throughout the remainder of this Compensation Discussion and Analysis, executive pay decisions are not based upon formulas but rather are the product of a subjective compensation decision by the MDCC taking into consideration the appropriate level of pay for a particular individual and absolute firm-wide financial results on both an absolute and a year-over-year basis.  As part of its subjective decision making, the MDCC is particularly mindful of the Company’s overall ratio of bonuses to pre-incentive operating income, as well as the ratio of compensation and benefits expense to revenue.  However, no stated formula exists by which the MDCC is bound.

The MDCC regularly reviews the size of the Total Bonus Pool, which includes annual cash and stock incentive awards, during the year and approves the final Total Bonus Pool at year end.  The MDCC receives actual and projected financial information throughout the year as well as final year-end information, including the ratio of our annual compensation and benefits expense to our revenue.  The financial information that the MDCC receives includes the current year projected income statement and other financial measures compared with prior year results and the current year budget.  The MDCC also reviews other metrics of the Company’s performance (e.g. revenue run rate, net inflows of assets under management and investment performance), information regarding market conditions and competitive pay levels.

The MDCC also regularly reviews management’s recommendation as to the percentage of pre-incentive operating income (adjusted for UK lease exit costs and a restructuring charge incurred during 2011, which are also excluded in BlackRock’s calculation of its reported operating income, as adjusted) that will be accrued throughout the year for the cash portion of the Total Bonus Pool.  The rate at which the cash portion of the Total Bonus Pool is accrued during the year may be modified based on changes to projected pre-incentive operating income, the desired size of the projected Total Bonus Pool and other factors, which themselves may be modified following review of all of the financial information discussed above. The MDCC does not apply any particular weighting or formula to the information it reviews when determining the size of the Total Bonus Pool or the accruals made for the cash portion of the Total Bonus Pool.  The stock component of annual incentive awards (which vests in three equal installments and is expensed over the vesting period) is determined based upon a firm-wide guideline that awards a greater portion of annual bonus in equity for higher levels of annual bonuses.  The Total Bonus Pool does not serve as a basis for the MDCC's compensation decision for our named executive officers; rather, the Total Bonus Pool provides the source of "funding" the annual incentives awarded to employees each year. [RESPONSE TO ITEM 6 OF THE JULY 26, 2012 LETTER AND ITEM 11 OF THE MAY 7, 2012 LETTER]

           Long-term incentive compensation awards are not funded by the Total Bonus Pool.  As noted below in this Compensation Discussion and Analysis, the long-term incentive awards pursuant to the Partner Plan and the new Challenge Award Program are separately awarded on a purely subjective basis as part of the MDCC's overall annual compensation decision.  [RESPONSE TO ITEM 6 OF THE JULY 26, 2012 LETTER AND ITEM 11 OF THE MAY 7, 2012 LETTER]

Separately from determining the Total Bonus Pool, the MDCC establishes the method for calculating a Section 162(m) compliant aggregate cap for annual incentives awarded to each of our named executive officers (the "162(m) Cap") pursuant to the shareholder-approved Amended and Restated 1999 Annual Incentive Performance Plan (the "Performance Plan").  The 162(m) Cap, as well as each named executive officer's maximum allocable portion of the overall 162(m) Cap, is calculated each year in accordance with the requirements of Section 162(m) of the Internal Revenue Code.  Neither the 162(m) Cap nor the individual caps for each of the named executive officers serves as a basis for the MDCC's compensation decisions for our named executive officers; instead, these caps serve to establish a ceiling on the amount of annual incentive awards which the MDCC can award to the named executive officers on a tax deductible basis.  [RESPONSE TO ITEM 5 OF THE JULY 26, 2012 LETTER AND ITEMS 11 AND 12 OF THE MAY 7, 2012 LETTER]

2011 Performance Context

In general, Company performance was solid and included record levels of earnings despite an increasingly challenging market and global economic environment. Financial highlights include:

•	Diluted earnings per share increased 8% to $11.85 on an as-adjusted basis (all as-adjusted numbers as described and reconciled in BlackRock’s Form 10-K).

•	Total revenue increased 5% from 2010 to $9.1 billion.

•	Net income improved 5% on an as-adjusted basis compared to 2010.

•
Assets under management (“AUM”) declined 1.4% from $3.56 trillion to $3.51 trillion at year end 2011. Long-term net new business was positive in all regions (before giving effect to the final BGI merger-related outflows recorded in the first half of the year).

•	Operating margin of 39.7% on an as-adjusted basis increased from 39.3% in 2010.

•	Adjusted compensation and benefit expense was 34.7% of revenue, flat to 2010.

In addition to reported financial results, the Company’s performance highlights were substantial and figured into the pay decisions of our named executive officers. Specific achievements are reported in greater detail in the section, “—Determination of 2011 Compensation”, below.

While financial performance reached record levels in terms of revenue, operating income, net income and earnings per share, our results were below budgeted levels. The weak market environment in the second half of the year was a substantial factor in financial results not meeting budget. In addition, several other key measures of performance, including organic growth in “long-dated” assets did not meet expectations that were established at the beginning of the year.

We made significant investments in our business this year, which we expect to result in improved financial results for shareholders in the future. We added staff to strengthen several investment specialties and products, our client service capability and to expand our global reach. The net headcount growth resulted in added compensation and benefits expense which, when managed within the firm’s overall expenses, was dilutive to 2011 employee compensation. Our named executive officer pay was reduced, accordingly.

2011 Compensation Results

2011 pay for the CEO decreased by 17% on a year-over-year basis, and 2011 pay for the remaining named executive officers decreased by 20%. Executive pay decisions weighed performance results across multiple areas of focus: financial results, return to shareholders, investment for future growth and operating platform efficiency.

55% of the resulting compensation to named executive officers was awarded in the form of BlackRock stock which vests over multiple years.

Given this high percentage of pay in equity, realized pay for executive officers will be dependent on future stock price performance. Individual pay decisions are not based on the Company’s total shareholder return (TSR~~S~~) but TSR~~S~~ significantly influences the ultimate value of compensation awarded. For our executive officers, this connection was further strengthened by the introduction of a Challenge Award Program in which share price appreciation targets ~~that~~ will be required on a portion of their equity awards in order for those awards to vest. This new program is described in greater detail, below.

See “—Determination of 2011 Compensation” for additional commentary on compensation for named executive officers.

Compensation Governance Practices

BlackRock has strong governance procedures and practices with respect to employment and compensation, which are exemplified by the following:

•	No change in control arrangements with its executives.

•	No ongoing employment agreements or guaranteed compensation arrangements with its named executive officers.

•	No tax reimbursements for any perquisites.

•	No supplemental retirement benefits to its executives.

•	A clawback policy that allows for the recoupment of performance-based compensation (both annual and long-term, including all equity compensation).

•	Stock ownership guidelines for senior leaders of the firm.

•	An insider trading policy that prohibits short selling of BlackRock securities and pledging shares as collateral for a loan (among other items described later).

•	Thorough risk assessment process, as described in the “—Risk Analysis of Compensation Plan” section after the CD&A.

•	An annual advisory vote on executive compensation, as proposed and approved by shareholders at the 2011 annual shareholder meeting.

Say on Pay Advisory Vote

Shareholders, by a vote of 96.7%, approved of the Company’s named executive officer compensation programs and practices in our 2011 Say on Pay advisory vote. While the Company did not change its compensation programs as a result of this favorable vote, it continues to examine its compensation programs and strategies. In 2011, we adopted share ownership guidelines for senior officers and introduced the Challenge Award Program for select senior leaders of the Company, which requires share price appreciation hurdles for the equity grants made under the program to vest. This program replaced previous Partner Plan grants that were time-vested.

Key Elements of Executive Compensation

The key elements of BlackRock’s executive compensation program include:

•	Base salaries;

•	Annual incentive awards (annual bonus);

•	Long-term incentive compensation;

•	Retirement and other benefits; and

•	Perquisites.

Base Salaries

Base salaries are intended to provide regular cash flow to executives throughout the year and represent a relatively small portion of total compensation. Mr. Hallac and Ms. Wagner each received base salary increases of 17% for 2011 in recognition of their roles and as part of a rebalancing of components of pay. The base salary for our CEO, Mr. Fink, remained at $500,000 as it has since 2001.

Annual Incentive Awards (Annual Bonus)

Annual incentive awards represent a significant percentage of total compensation for senior leaders of the Company. Variability of annual incentives allows compensation that is differentiated on an individual basis from year to year in recognition of Company and individual performance.  The emphasis on performance-based annual incentives permits lower fixed compensation expense.

A significant portion of annual bonus for senior leaders is awarded in BlackRock equity which vests in three equal installments in each year following grant~~.~~ and is expensed over the vesting period. The stock component of annual incentive awards is determined using a firm-wide guideline that awards a greater portion of annual bonus in equity for higher levels of total bonus.

Long-Term Incentive Compensation

~~Long~~In addition to the annual incentive awards (annual bonus), long-term incentives are designed to aid in the retention of senior management and to align their interests with long-term shareholder interests. Prior to 2009, the Company had historically granted long-term incentives to our named executive officers on an episodic basis. Since 2009, the MDCC has approved annual equity awards under its Partner Plan and, for awards approved in January 2012, the new Challenge Award Program. Award recipients and award size ~~is~~are determined on an individual basis as part of ~~an integrated~~a subjective annual compensation decision.   No formulas or specific performance factors are used to determine long-term incentive award recipients or to calculate individual or aggregate award values and there is no direct correlation between any particular performance measure and the size of the resulting award. [RESPONSE TO ITEM 8 OF THE MAY 7, 2012 LETTER]

Equity awards from the Partner Plan and the new Challenge Award Program are made to select senior leaders of the Company to provide greater linkage with the Company’s future results. The new Challenge Award, awarded in 2012 as part of 2011 compensation to named executive officers and other key leaders of the Company, requires sustained appreciation above the grant date stock price in order for the award to be delivered. Challenge ~~a~~Awards require that separate 15%, 25% and 35% share price appreciation targets be achieved during the six-year term of the awards. Awards are eligible to be earned and paid if 15% share price ~~conditions are~~appreciation is met on the fourth, fifth or sixth anniversary of January 31 of the year of grant. See footnote 1 of the Summary Compensation Table for additional detail of 2011 equity awards for named executive officers.  [RESPONSE TO ITEM 4 OF THE JULY 26, 2012 LETTER]

~~The long~~Long-term incentive awards ~~for recipients~~, including ~~named executive officers~~Challenge Awards, are established individually to provide meaningful incentive for continued performance over a multi-year period recognizing the scope of the individual’s role, business expertise and leadership skills~~. For certain prior long-term incentive awards and for grants under the new Challenge Program, achievement of performance conditions is also required in order for awards to be delivered~~.

Perquisites

BlackRock makes certain perquisites and other benefits available to named executive officers that are considered a reasonable part of the executive compensation program. The incremental costs of these benefits are included in the “All Other Compensation” column of the Summary Compensation Table. BlackRock does not provide tax reimbursements for any perquisites. BlackRock obtains aircraft services from a third-party supplier, which it makes available to its executive officers for business and personal use. Messrs. Fink and Kapito are required by the Board to utilize these airplane services for all business and personal travel in the interest of protecting their personal security. Executive officers reimburse BlackRock for a portion of the cost of the airplane services and in respect of the portion not reimbursed, BlackRock imputes income to the executive officer. BlackRock also offers a financial planning perquisite to named executive officers.

Named executive officers have participated in investment opportunities offered from time to time to BlackRock employees. These offerings may be provided without charging management or performance fees consistent with the terms offered to other employees who meet the same applicable legal requirements.

Retirement and Other Benefits

BlackRock provides employee benefits and retirement programs in which all eligible employees participate, including the named executive officers. Program benefits include medical, dental, life and disability benefits and retirement savings vehicles. BlackRock makes contributions to 401(k) accounts of its named executive officers on a basis consistent with other employees. BlackRock does not maintain a supplemental executive retirement program.

Certain employees, including the named executive officers, may voluntarily defer all or a portion of their annual incentive awards pursuant to the BlackRock, Inc. Voluntary Deferred Compensation Plan (the “VDCP”). Elections to defer must be made no later than June 30 of the year for which the bonus is paid. Deferred amounts are held by BlackRock as unsecured liabilities and participants may, from time to time, elect to have their deferred account credited with future investment returns from among fourteen benchmark funds. The benchmark investments for named executive officers are the same as for all other participants. Pursuant to the terms of the VDCP, deferred amounts and any benchmark returns are immediately vested. None of the named executive officers elected to defer a portion of their 2011 bonus pursuant to the VDCP.

None of the named executive officers participate in any Company sponsored defined benefit program.

No Employment, Severance or Change of Control Agreements

None of the named executive officers have individual employment, severance, or change of control agreements with BlackRock. In the event of involuntary termination of employment without cause by BlackRock, named executive officers are eligible for severance benefits under BlackRock’s Severance Pay Plan (the “Severance Plan”). The Severance Plan provides salary continuation of two weeks per year of service with a minimum of 12 weeks and a maximum of 54 weeks to all U.S.-based employees who are involuntarily terminated without cause in conjunction with a reduction in force.

Clawback, Hedging and Pledging Policies

BlackRock has a clawback policy related to performance-based compensation (covering annual and long-term incentives, including all equity compensation) that is applicable in the event that financial results are restated. After a review of all relevant facts and circumstances, the Board may seek recoupment on behalf of BlackRock from current or former employees of all or any portion of such employee’s performance-based compensation (including any appreciation thereon) as it deems appropriate if such employee’s actions caused the need for a restatement.

BlackRock’s insider trading policy prohibits short selling of, as well as the trading of options or warrants on, BlackRock securities. In addition, executive officers may not (i) use BlackRock stock as collateral for a loan in a margin account, (ii) pledge shares of BlackRock stock as collateral for a loan or (iii) engage in any transactions that have the effect of hedging the economic risks and rewards of BlackRock equity awards.

Share Ownership Guidelines

Annual equity awards and long-term incentive awards, in conjunction with existing high levels of direct ownership of BlackRock stock, ensure that executive officers and shareholder interests are appropriately aligned. In addition, the Company implemented share ownership guidelines for its senior executives in 2011 that require direct ownership of BlackRock stock of $10 million for the CEO, $5 million for the President and $2 million for all other members of the senior management team. The guidelines only consider shares held directly and do not include any unvested equity awards or unexercised stock options. As of December 31, 2011, all named executive officers met or were on target to meet guidelines within the 5-year implementation timeframe of the guidelines.

Equity Award Practices

All grants of BlackRock equity awards are approved by the MDCC and are made under our stockholder-approved 1999 Stock Award and Incentive Plan. Participation in equity-based programs acknowledges each individual’s business role, individual performance and ability to contribute to Company performance. For 2011 annual incentive awards (other than for Challenge Awards), the value of the stock portion of the bonus was converted into restricted stock or restricted stock units by dividing this award value by the average of the high and low prices per share of common stock of BlackRock on the second trading day after BlackRock’s fourth quarter 2011 earnings release. For 2011 Challenge Awards, the award value was converted into a number of restricted stock units using a formula approved by the MDCC, which represents a discount to the full value of a share of BlackRock common stock on the grant date to account for the performance requirements and the risk of the award not vesting if certain performance requirements are not met.   The formula for this conversion is set forth in footnote 1 of the Summary Compensation Table.  [RESPONSE TO ITEM 9 OF THE MAY 7, 2012 LETTER]

Compensation Determination Process

In accordance with NYSE rules, the MDCC consists solely of independent directors and is charged with determining and approving CEO compensation, among other responsibilities. With respect to the other named executive officers listed in the Summary Compensation Table, the MDCC seeks recommendations from the CEO and approves all pay actions.

The framework for pay decisions is designed to ensure that compensation is appropriately aligned with the financial performance of BlackRock while also ensuring recognition of individual leadership and operating contributions toward achieving the overall strategic priorities of the firm. Compensation decisions for executive officers are made once annually with initial review beginning in December of each year. Final annual bonus determinations for that year, as well as equity awards made through the Partner Plan and Challenge Award ~~p~~Program~~s~~, are approved in January of the following year. This timing allows full-year business results and individual performance assessment to be considered along with other non-financial goals and objectives in the MDCC’s determination of compensation.

The MDCC and the CEO review a number of factors when evaluating overall and individual compensation. Financial and business goals and objectives that are established at the beginning of each year provide the basis for assessment of performance for compensation decisions. Financial results, including, as applicable, performance against prior year and/or against budget, investment performance and other non-financial goals, are considered within the overall business environment. These results are viewed in the aggregate by the MDCC, without any specific weighting, and there was no direct correlation between any particular performance measure and the resulting annual or long-term incentive award. Although the framework for compensation decision-making is tied to achievement of goals, compensation for named executive officers is not determined by formula. The MDCC and the CEO exercise independent business judgment to determine individual compensation based on achievement of strategic and operating results and other considerations such as management and leadership capabilities.

~~Annual incentive awards are generated from a bonus pool established by the Company. The Company derives the total bonus pool amount in large part by considering the projected amount of bonuses relative to our pre-incentive operating income (adjusted for certain non-recurring items), as well as reviewing~~As described in the Executive Summary above, the MDCC regularly reviews the size of the projected Total Bonus Pool for the year and approves the final Total Bonus Pool at year end.  The MDCC receives actual and projected financial information throughout the year as well as final year-end information.  The financial information that the MDCC receives includes the current year projected income statement and other financial measures compared with prior year results and the current year budget, including the ratio of our annual compensation and benefits expense to our revenue.   The MDCC also reviews other metrics of the Company’s performance (e.g. revenue run rate, net inflows of assets under management and investment performance), information regarding market conditions and competitive pay levels.

The MDCC also regularly reviews management’s recommendation as to the percentage of pre-incentive operating income (adjusted for UK lease exit costs and a restructuring charge incurred during 2011, which are also excluded in BlackRock’s calculation of its reported operating income, as adjusted) that will be accrued throughout the year for the cash portion of the Total Bonus Pool.  The rate at which the cash portion of the Total Bonus Pool is accrued during the year may be modified based on changes to projected pre-incentive operating income, the desired size of the projected Total Bonus Pool and other factors, which factors themselves may be modified following the review of all of the information discussed above. The MDCC does not apply any particular weighting or formula to the information it reviews when determining the size of the Total Bonus Pool or the accruals made for the cash portion of the Total Bonus Pool.

At the end of the year, the MDCC reviews the final full year financial information and other information of the same type as described above and approves a final Total Bonus Pool.  Any modifications to the accruals for the cash portion of the Total Bonus Pool are made as necessary to reflect the final approved amounts and the equity portion of the Total Bonus Pool is determined by applying firm-wide guidelines that award a greater portion of annual bonus in equity for higher levels of total bonus. The use of these guidelines is designed to ensure a balance of shareholder and employee interests, in particular to ensure that cash bonuses are closely tied to profitability and that overall compensation and benefits costs are competitive. ~~There are no fixed percentages established with respect to these guidelines; rather, accruals are made over the course of the year and are designed to ensure that sufficient funds are available to pay annual incentive awards. These accruals are reviewed and monitored during the course of the year by the MDCC and are subject to adjustment by the MDCC to reflect market conditions, competitive pay levels and the Company’s performance (e.g., revenue run rate, net inflows of assets under management, operating margin and investment performance). At the end of the year, the MDCC approves the final size of the bonus pool for allocation.~~ [RESPONSE TO ITEM 6 OF THE JULY 26, 2012 LETTER AND ITEM 11 OF THE MAY 7, 2012 LETTER]

Market Compensation Data

The MDCC considers market intelligence on compensation to be one of several important factors to consider in the determination of pay for the named executive officers. To gather market data annually and to analyze the competitiveness of its executive compensation programs, management engages McLagan Partners, a compensation consultant that specializes in conducting proprietary compensation surveys and interpreting pay trends in the asset management industry.

The results of McLagan Partners’ surveys were:

•	Analyzed to account for differences in the scale and scope of operations between survey incumbents and BlackRock;

•	Used to evaluate BlackRock’s overall competitive compensation position as well as its position by functional business and by title; and

•
Used to make comparisons on an officer-by-officer basis, where an appropriate match of position scope and responsibilities could be made and sufficient market data was available to maintain the confidentiality of all participant firms.

The MDCC was presented with the results and analyses of the surveys and reviewed the types and mix of compensation elements offered to employees by participants in McLagan Partners’ surveys. When determining the appropriate competitive market data to use, the MDCC considered the size and complexity of BlackRock, and the scope of individual positions. While market data is one factor in evaluating overall pay levels within BlackRock, the MDCC does not engage in any formal comparison of pay between BlackRock executives and executives at other companies.  Rather, this information is reviewed and considered primarily to provide the MDCC with a clearer understanding of compensation practices and trends in the broader marketplace.  As noted above, individual pay decisions are ~~primarily~~ based on subjective assessments of individual and Company performance.  [RESPONSE TO ITEM 10 OF THE MAY 7, 2012 LETTER]

Confidentiality obligations to McLagan Partners and to its survey participants prevent BlackRock from disclosing the firms included in the surveys.  Survey participants include stand-alone, publicly traded asset management companies as well as asset management organizations for which publicly available compensation data is not available. [RESPONSE TO ITEM 10 OF THE MAY 7, 2012 LETTER]

Compensation Consultant

The MDCC directly retains Semler Brossy Consulting Group LLC (“Semler Brossy”), a compensation consultant, to provide objective advice on the pay practices and the competitive landscape for the compensation of BlackRock’s executive officers. The MDCC also consulted with Semler Brossy on pay trends and emerging compensation practices among financial services firms beyond the asset management sector for general context and perspective on the industry. Semler Brossy reviewed the firms included in the McLagan Partners’ analyses and the results of the competitive surveys. Semler Brossy also reviewed publicly disclosed pay information for executive management roles within certain publicly traded asset management firms, including Affiliated Managers Group, Inc., AllianceBernstein Holdings L.P., Eaton Vance Corp., Federated Investors, Inc., Franklin Resources, Inc., Invesco Ltd., Janus Capital Group Inc., Legg Mason, Inc. and T. Rowe Price Group, Inc. These firms were selected because these are the most similar to BlackRock in terms of size, scope and complexity among companies for which publicly available data exists. However, these firms do not provide ideal comparisons (for example, they are generally far smaller than BlackRock) and therefore were used only to understand pay trends among other public asset managers. The companies used in the McLagan Partners study (which include both public and private companies) offer more suitable comparisons for these purposes.

Determination of 2011 Compensation

In January 2012, the ~~total bonus pool (including equity awards) which was~~Total Bonus Pool allocated among our employees was approximately $1.522 billion of which a portion was subjectively allocated to our named executive officers in the form of ~~cash and annual equity awards.~~ annual cash and stock incentive awards.  The stock portion of the overall annual incentive was awarded utilizing the firm-wide guidelines for these stock awards. In addition, the MDCC subjectively approved a separate ~~pool~~amount of $144 million ~~for separate and additional~~(not part of the Total Bonus Pool) for the granting of long-term awards of which a portion ~~were~~was subjectively allocated in the form of Challenge Awards to the named executive officers. The Challenge Award made to each named executive officer ~~appropriately balances the long-term focus of the award within the overall 2011 compensation decision.~~was intended to maintain a long-term focus and performance metric aligned with BlackRock stock appreciation. [RESPONSE TO ITEM 9 OF THE MAY 7, 2012 LETTER]

The following table outlines the components of compensation for named executive officers considered by the MDCC, including the percentage change in annual and aggregate annual compensation from 2010 to 2011. The table shows the 2011 compensation amounts presented in a format that differs from the amounts required to be disclosed in the Summary Compensation Table by SEC regulations. As shown in the table, the MDCC recognizes a portion of the prior LTIP awards in determining aggregate compensation amounts for named executive officers. This is the final year that this element will be considered as part of the annual compensation decision process because all of the episodic LTIP awards have vested and have been paid.

Name	2011 Base Salary	2011 Bonus Paid in Cash	2011 Bonus Paid in Stock	Challenge Award	2011 Annual Compen- sation	% Change in Annual Compen- sation from 2010	Annualized Initial Value of Previously Granted Long-term Incentives	2011 Aggregate Annual Compen- sation	% Change in Aggregate Annual Compen- sation from 2010
Laurence D. Fink	$500,000	$8,125,000	$7,175,000	$3,750,000	$19,550,000	-17%	$3,343,000	$22,893,000	-15%
Robert S. Kapito	$400,000	$6,225,000	$5,275,000	$3,000,000	$14,900,000	-19%	$1,928,000	$16,828,000	-18%
Charles S. Hallac	$350,000	$3,475,000	$2,525,000	$2,250,000	$8,600,000	-15%	$1,457,000	$10,057,000	-13%
Susan L. Wagner	$350,000	$2,375,000	$1,425,000	$2,000,000	$6,150,000	-29%	$1,457,000	$7,607,000	-25%
Ann Marie Petach	$450,000	$1,225,000	$525,000	$1,325,000	$3,525,000	-16%	$437,500	$3,962,500	-15%

Additional Detail on CEO Compensation Determination

The MDCC determined the annual incentive award for Mr. Fink through a process of assessment of financial results and individual accomplishments and consultation with Semler Brossy regarding market and financial context as discussed above.

BlackRock’s results for 2011 were viewed in the context of goals and objectives that were approved by the MDCC as well as the Company’s absolute performance and incremental performance from prior years. 2011 CEO goals and objectives covered the following areas: financial results, investment results, growth in assets under management, client relationships, industry leadership, employee engagement and succession planning, and risk management. In addition to the financial results described in the executive summary above, other achievements that factored in the MDCC’s deliberations include:

•
Continued competitive investment performance across active strategies where 63%, 67% and 73% of AUM ranked above benchmark or peer group median for the one-, three- and five-year periods ended December 31, 2011, respectively. The MDCC considered these significantly positive results as well as the active strategies where improvement in investment performance is sought.

•	Maintenance of global leadership position in the exchange-traded products (“ETP”) sector through our iShares® offerings.

•	Repurchase of the remaining ownership interest of Bank of America to enhance shareholder value through effective use of free cash flow, while maintaining a strong liquidity and capital position.

•
Focus on improving the overall effectiveness and efficiency of our operations through consolidation of facilities upgrades in London and New Jersey and expansion in India, development of a firm-wide trading platform, as well as realigning our global marketing and communications functions.

•
Investment in key product areas and functions to position the firm for future organic growth. Specific investments include expansion of our iShares ETP platform, alternatives capabilities, retirement solutions, and further build out of our presence in Asia Pacific. The incremental headcount was managed within the firm’s overall compensation expense and was dilutive to 2011 employee compensation.

•	Enhanced processes to support BlackRock’s culture of success by developing leadership talent and driving performance differentiation.

Annual incentive decisions were made in the context of the total compensation package, including base salary and the annualized initial value of Mr. Fink’s long-term incentive award opportunity. For this purpose, 20% of the initial value of the January 2007 LTIP award was included in the aggregate compensation considered by the MDCC, reflecting the five-year period over which the award vests.

Given the overall challenging environment and the Company’s results, the MDCC determined to provide annual compensation for Mr. Fink that was 17% lower than 2010. This determination reflects the firm-wide performance factors as described above under “—2011 Performance Context.” The cash and stock elements of the 2011 annual bonus for Mr. Fink and other named executive officers was determined using the same sliding scale approach that is used for other employees. As part of the total compensation decision, Mr. Fink’s 2011 Challenge Award value is the same as his Partner Plan award value in 2010.

Additional Detail on Named Executive Officer Compensation Determination

The determination of annual bonus and Challenge Awards was based on an assessment of individual contributions to BlackRock’s success throughout the year, each executive’s ability to contribute in the future and, with respect to the cash and stock portions of the annual bonus, consideration of ~~the aggregate bonus pool~~year-over-year changes in the Total Bonus Pool, which produced annual compensation that was lower than 2010 for most senior managers of the firm.

Mr. Kapito

Mr. Kapito’s compensation was established using similar consideration of results as were used for the CEO. Mr. Kapito’s total annual compensation was 19% lower than 2010 reflecting the overall challenging environment and firm results despite his continued strong contributions to the day-to-day management of the firm and active involvement in developing further capabilities in alternative products. Mr. Kapito’s Challenge Award has an equal award value to his 2010 Partner Plan Award.

Mr. Hallac

Mr. Hallac’s 2011 compensation was 15% lower than 2010. This result reflected the challenging environment and firm results despite his strong contributions to effective expense management for the technology and operations functions and improvements in the firm-wide business planning and business review processes. Mr. Hallac’s Challenge Award has an equal award value to his 2010 Partner Plan Award.

Ms. Wagner

Ms. Wagner’s year-over-year change in part reflects her 2010 compensation, which recognized her significant role in the BGI acquisition and related integration efforts. The 2011 compensation determination for Ms. Wagner was based on her leadership of the Strategy and Corporate Development functions and active role in managing the Asia Pacific region on an interim basis. Ms. Wagner’s 2011 compensation was 29% lower than 2010 and her Challenge Award is $625,000 lower than her 2010 Partner Plan Award.

Ms. Petach

Ms. Petach’s total annual compensation decreased 16% versus 2010 reflecting the challenging environment and overall financial results of the firm while recognizing her role in strengthening the firm’s capital, liquidity and tax structure. Ms. Petach’s Challenge Award is $12,500 higher than her 2010 Partner Plan Award.

Tax Implications

All compensation paid to the named executive officers is intended to qualify as tax deductible under Section 162(m) of the Internal Revenue Code. The MDCC will, however, consider awarding compensation to named executive officers that is not fully deductible under Section 162(m) of the Internal Revenue Code in cases where it is determined to be in the best interest of the Company and shareholders to do so.

For 2011, annual incentive awards were made to the named executive officers pursuant to ~~BlackRock’s stockholder approved Amended and Restated 1999 Annual Incentive Performance Plan (the “~~the Performance Plan~~”).~~. In February 2011, the MDCC established ~~a maximum corporate incentive pool based on~~the method for calculating a Section 162(m) Cap (described in the Executive Summary above).  The 162(m) Cap was calculated based on a percentage  of pre-incentive operating income~~, and through prescribed formulas, effectively set~~ (as adjusted per above), which was approved by the MDCC in the first quarter of the year.  At the same time, the overall 162(m) Cap was allocated among specified senior executive officers, including the named executive officers, establishing individual caps or maximum annual incentive award amounts for each of the named executive officers ~~in accordance with the Performance Plan.~~ .  In determining the final annual incentive awards for each named executive officer, and consistent with the MDCC's subjective decision making process, the MDCC exercised its discretion ~~to pay less than the formula results, based on the criteria and factors discussed above, to arrive at the final amounts.~~ under the Performance Plan to award less than each executive's maximum allocable portion of the 162(m) Cap. [RESPONSE TO ITEM 5 OF THE JULY 26, 2012 LETTER AND ITEMS 11 AND 12 OF THE MAY 7, 2012 LETTER]

Report of the Management Development and Compensation Committee

The following is the MDCC report to stockholders. In accordance with the rules of the SEC, this report shall not be incorporated by reference into any of BlackRock’s future filings made under the Exchange Act or under the Securities Act, and shall not be deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

Management Development and Compensation Committee
Report on Executive Compensation for Fiscal Year 2011

The MDCC has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and recommends to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

MEMBERS OF THE MANAGEMENT DEVELOPMENT AND COMPENSATION COMMITTEE

David H. Komansky, Chairman
Dennis D. Dammerman
James Grosfeld
Sir Deryck Maughan

Management Development and Compensation Committee Interlocks and Insider Participation

No member of the MDCC was, during the fiscal year, an officer or employee, or formerly an officer or employee, involved in any related person transactions requiring disclosure in this Proxy Statement. No executive officer of BlackRock served (i) as a member of the Compensation Committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on the MDCC of BlackRock, (ii) as a director of another entity, one of whose executive officers served on the MDCC of BlackRock, or (iii) as a member of the Compensation Committee (or other Board committee performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served as a director of BlackRock.

Risk Analysis of Compensation Plan

The compensation program for BlackRock employees is structured to avoid providing incentives for excessive or unnecessary risk taking. In setting compensation, the MDCC considers the risks to BlackRock and to the achievement of BlackRock’s goals that may be inherent in the compensation program. A significant portion of employee compensation is performance-based and “at risk.” BlackRock believes that its compensation plans are appropriately structured and do not pose risks that are reasonably likely to have a material adverse effect on BlackRock.

The MDCC considers the following when evaluating whether employee compensation plans and policies encourage BlackRock employees to take unreasonable risks:

•	performance goals that are reasonable in light of past performance and market conditions;

•	longer-term expectations for earnings and growth;

•	the fact that the base salary component of the compensation program does not encourage risk taking because it is a fixed amount;

•
the stock portion of annual incentive awards to executive officers, which is the largest component of total annual compensation paid to executive officers, is paid in the form of restricted stock and/or restricted stock units, which only vest over time, and thus, depend on the performance of BlackRock as a whole and continue to be “at risk” until vesting and settlement in the future; and

•	the portion of bonuses paid as restricted stock and/or restricted stock units is determined using a sliding scale that allocates increasingly larger proportions as stock as bonus amounts increase.

One of BlackRock’s primary product tools is risk management and, while employees are compensated for strong performance in their management of client assets, they are required to manage risk within the risk profiles appropriate for BlackRock’s clients. Therefore, BlackRock employees are not rewarded for engaging in high-risk transactions outside of established parameters. BlackRock’s compensation practices do not provide undue incentives for short-term planning or short-term financial rewards, do not reward unreasonable risk and provide a reasonable balance between the many and substantial risks inherent within the business of investment management, risk management and advisory services.

BlackRock’s revenues are not subject to significant estimates as they are primarily based on advised assets and past services. Expenses also are not subject to significant estimates. The Company’s operating income, on which compensation is based, is not reliant on the Company’s seed or co-investments. While BlackRock may make seed or co-investments in its various funds alongside clients, it is not involved in proprietary trading where there would be an incentive to put BlackRock assets at risk in order to generate short-term returns.

Summary of Compensation

The following Summary Compensation Table sets forth information concerning compensation provided by BlackRock for the years indicated to the named executive officers.

2011 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2) (Fair Value of Awards)	All Other Compensation ($)(3)	Total ($)
Laurence D. Fink	2011	$500,000	$8,125,000	$13,060,606	$192,250	$21,877,856
Chairman and Chief	2010	$500,000	$10,175,000	$12,805,446	$358,828	$23,839,274
Executive Officer	2009	$500,000	$9,050,000	$5,988,337	$321,079	$15,859,416

Robert S. Kapito	2011	$400,000	$6,225,000	$10,126,442	$220,380	$16,971,822
President	2010	$400,000	$8,010,200	$9,833,796	$62,050	$18,306,046
	2009	$400,000	$7,010,200	$4,508,450	$31,005	$11,949,655

Charles S. Hallac	2011	$350,000	$3,475,000	$5,611,725	$17,250	$9,453,975
Vice Chairman	2010	$300,000	$4,275,000	$5,400,666	$11,350	$9,987,016
	2009	$300,000	$3,475,000	$1,943,394	$15,500	$5,733,894

Susan L. Wagner	2011	$350,000	$2,375,000	$5,045,469	$17,250	$7,787,719
Vice Chairman	2010	$300,000	$3,337,500	$5,046,366	$11,350	$8,695,216
	2009	$300,000	$2,612,500	$1,327,660	$15,500	$4,255,660

Ann Marie Petach	2011	$450,000	$1,225,000	$2,126,234	$45,380	$3,846,614
Senior Managing	2010	$450,000	$1,637,500	$2,145,470	$11,350	$4,244,320
Director and Chief	2009	$450,000	$1,655,000	$404,226	$11,500	$2,520,726
Financial Officer

(1)
These amounts represent the cash portion of annual bonuses for the respective periods awarded pursuant to the Performance Plan. To secure the deductibility of annual incentive awards (including cash bonuses) awarded to the named executive officers, each named executive officer’s total incentive award is awarded under the Performance Plan, which permits deductibility of compensation paid to the named executive officers under Section 162(m) of the Internal Revenue Code. Satisfaction of the performance criteria under the Performance Plan determines only the maximum amount of incentive compensation that may be awarded to named executive officers for the fiscal year. The amount of incentive compensation awarded to each named executive officer in January 2012 (for fiscal year 2011) was based on the criteria more fully described under the caption “Compensation Discussion and Analysis” and was less than the portion of the performance-based bonus pool available for awards to each named executive officer under the Performance Plan.

As described under the caption “Compensation Discussion and Analysis,” on January 20, 2012, Messrs. Fink, Kapito and Hallac and Ms. Wagner and Ms. Petach were awarded restricted stock units as part of their annual bonuses for the 2011 fiscal year. These awards had grant date values of $7,175,000, $5,275,000, $2,525,000, $1,425,000 and $525,000 respectively, based on the average of the high and low prices per share of BlackRock common stock on January 20, 2012, of $183.71. Additionally, Messrs. Fink, Kapito and Hallac and Ms. Wagner and Ms. Petach received Challenge Awards with grant date values of $3,750,000, $3,000,000, $2,250,000, $2,000,000 and $1,325,000, respectively. ~~These award  values were converted into a number of restricted stock units using a formula approved by the MDCC, which represents a discount to the full value of a share of BlackRock common stock on the grant date to account~~The number of units granted as Challenge Awards was determined by dividing the individual’s award value by the average of the high and low prices on January 20, 2012 and multiplying the result by 1.6052.  The conversion premium was derived using a fair value calculation based on a Monte Carlo methodology that accounts for the performance requirements and the risk of the award not vesting if ~~certain~~ prescribed  performance requirements are not met. For more information regarding the Challenge Awards, please refer to the Compensation Discussion and Analysis.  [RESPONSE TO ITEM 9 OF THE MAY 7, 2012 LETTER]

(2)
Reflects the fair value of awards made during each calendar year as measured by BlackRock’s closing stock price on the date of grant. The value of the awards made on January 20, 2012 is not reflected in this Summary Compensation Table pursuant to SEC regulations.

(3)
In 2011, $175,000 and $175,000 were attributable to personal use by Messrs. Fink and Kapito, respectively, for aircraft services that BlackRock obtained from a third-party supplier, and these amounts reflect the incremental cost to BlackRock to obtain the aircraft services, net of amounts reimbursed by the executive officer. Messrs. Fink and Kapito are required by the Board to utilize these airplane services for all business and personal travel in the interest of protecting their personal security. For Mr. Kapito and Ms. Petach, $28,130 and $28,130, respectively, was attributable to financial planning services. $17,250 for each of Messrs. Fink, Kapito and Hallac and Ms. Wagner and Ms. Petach was attributable to contributions made by BlackRock under its defined contribution (401(k)) plan in 2011. For more information regarding perquisites, please see “Compensation Discussion and Analysis—Perquisites.”

No Nonqualified Deferred Compensation Earnings were determined to be above-market. None of the named executive officers participate in any BlackRock defined benefit pension plans.